UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number 1-8422
Countrywide Financial Corporation

(Exact name of registrant as specified in its charter)
4500 Park Granada, Calabasas, California 91302, (818) 225-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common stock, $0.05 par value
Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)
Countrywide Capital IV 6.75% Trust Preferred Securities (and the guarantees of Countrywide Financial Corporation and Countrywide Home Loans, Inc. with respect thereto)
Countrywide Capital V 7.00% Capital Securities (and the guarantees of Countrywide Financial Corporation with respect thereto)
Countrywide Financial Corporation Series A Floating Rate Convertible Senior Debentures Due 2037 and Series B Floating Rate Convertible Senior Debentures Due 2037 (and the guarantees of Countrywide Home Loans, Inc. with respect thereto)
Countrywide Financial Corporation 6.25% Subordinated Notes due May 15, 2016
Countrywide Capital III 8.05% Subordinated Capital Income Securities, Series B (and the guarantees of Countrywide Financial Corporation with respect thereto)
Countrywide Financial Corporation Medium Term Notes, Series A and Medium Term Notes, Series B (and the guarantees of Countrywide Home Loans, Inc. with respect thereto)
Countrywide Home Loans, Inc. Medium Term Notes, Series E, Medium Term Notes, Series F, Medium Term Notes, Series H, Medium Term Notes, Series K, Medium Term Notes, Series L, and Medium Term Notes, Series M (and the guarantees of Countrywide Financial Corporation with respect thereto)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

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Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 1
     Pursuant to the requirements of the Securities Exchange Act of 1934, Countrywide Financial Corporation (formerly known as Red Oak Merger Corporation), as successor by merger to Countrywide Financial Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 22, 2008	COUNTRYWIDE FINANCIAL CORPORATION

	By:	/s/ Paul Lane

Name: Paul Lane Title: Senior Vice President and Assistant General Counsel
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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